Enterra Energy Trust Announces Board Resignations

and Planned Retirement of CEO

CALGARY, ALBERTA -- (Marketwire – October 29, 2007) – Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) announces that board members Mr. Joseph Vidal and Mr. Amar Pandila have resigned from the Board of Directors of Enterra following directors' meetings focused on certain decisions relating to the strategic direction of the Trust.  The Board of Directors has immediately begun seeking replacements for Mr. Vidal and Mr. Pandila.

Mr. Vidal has served as Chairman of the Board since April 2006, and Mr. Pandila joined Enterra as a Director earlier this year.  Their valuable contributions to Enterra during their respective tenures are sincerely appreciated by the Trust’s Board and management

In addition, Keith Conrad, President and Chief Executive Officer, has advised of his intention to retire in 2008.  A special committee of the Board of Directors will be charged with the responsibility of undertaking a search to replace Mr. Conrad as soon as is practical.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com